SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 16, 2005

JSG FUNDING PLC

(formerly known as MDP Acquisitions plc)
(Translation of registrant’s name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

As previously reported on December 6, 2005, JSG Packaging Limited (“Parent”) and its subsidiaries, including JSG Funding plc (“JSG Funding”), and Kappa Holding B.V. (“Kappa”) and its subsidiaries merged their respective operations (the “merger”) on December 1, 2005, pursuant to a Share Purchase Agreement, dated November 23, 2005, among Parent, JSG Acquisitions, Smurfit Kappa Feeder G.P. Limited (in its capacity as general partner of Smurfit Kappa Feeder L.P.), certain investment funds managed or advised by Cinven Limited and certain investment funds managed or advised by CVC Capital Partners Limited, which are the controlling shareholders of Kappa, and the other Kappa shareholders. The combined company is referred to as the Smurfit Kappa Group.

The unaudited pro forma condensed consolidated balance sheet of JSG Funding as of September 30, 2005 and the unaudited pro forma condensed consolidated statements of income JSG Funding for the year ended December 31, 2004 and the nine months ended September 30, 2005 are attached hereto as Exhibit 5.

JSG Funding’s historical financial statements are prepared under Irish GAAP. Irish GAAP differs in certain significant respects from U.S. GAAP. For a discussion of the most significant differences between Irish GAAP and U.S. GAAP, see note 37 to the historical audited consolidated financial statements included in JSG Funding’s Report on Form 20-K for the year ended December 31, 2004. Kappa’s historical financial statements are prepared in accordance with Dutch GAAP. Dutch GAAP differs in certain significant respects from U.S. GAAP. For a discussion of the most significant differences between Dutch GAAP and U.S. GAAP, see Note 27 to consolidated financial statements of Kappa for the year ended December 31, 2004 included herein. In order to provide a meaningful comparison, the unaudited pro forma condensed consolidated financial statements are presented by applying pro forma adjustments to the historical financial statements of JSG Funding presented under U.S. GAAP and the historical financial statements of Kappa presented under U.S. GAAP.

The unaudited pro forma condensed consolidated financial statements of JSG Funding are for informational purposes only and should not be considered indicative of the actual results that would have been attained if the merger had been in effect on the dates indicated or that may be attained in the future. Such statements should be read in conjunction with the historical financial statements of JSG Funding incorporated by reference herein and the historical financial statements of Kappa included herein.

LIST OF EXHIBITS

The following exhibits have been filed as part of this Form 6-K:

Exhibit	Description
1	Third Quarter 2005 Report dated September 30, 2005 of Kappa Packaging.

2	Consolidated Financial Statements of the Kappa Packaging Group as at December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002.

3

Quarterly Information Package of JSG Funding plc for the quarter ended September 30, 2005 (incorporated by reference to the Form 6-K filed by JSG Funding plc on November 29, 2005 (File No. 333-101456)).

4

Audited Consolidated Financial Statements of Jefferson Smurfit Group plc and subsidiary companies for the period from January 1, 2002 through September 2, 2002 and of JSG Funding plc and subsidiary companies as of December 31, 2004 and 2003 and for the year ended December 31, 2004 and 2003 and for the period from June 14, 2002 through December 31, 2002 (incorporated by reference to the Form 20-F filed by JSG Funding plc on April 29, 2005 (File No. 333-101456)).

5	Unaudited Pro Forma Condensed Consolidated Financial Statements of JSG Funding plc as of and for the nine months ended September 30, 2005 and for the year ended December 31, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JSG FUNDING PLC

Date: February 16, 2006	By:	/s/ IAN J. CURLEY
Ian J. Curley
Director and Chief Financial Officer